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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             THE UNIMARK GROUP, INC.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         ------------------------------
                         (Title or Class of Securities)


                                    904789104
                                 --------------
                                 (CUSIP Number)


                                 Robert J. Bobb
                        Cardinal-UniMark Investors, L.P.
                             311 South Wacker Drive
                                   Suite 5500
                             Chicago, Illinois 60606
                                 (312) 913-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)


                                  July 6, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 904789104
===================

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1)   Name of Reporting Person:

     Cardinal-UniMark Investors, L.P.
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2)   Check the Appropriate Box if a member of a Group:

     (a) |_|
     (b) |X|
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3)   SEC Use Only


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4)   Source of Funds (See Instructions):

     AF, WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     |_|
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6)   Citizenship or Place of Organization:

     DELAWARE
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               7)   Sole Voting Power:    13,149,274 (62.48%)


  Number of    -----------------------------------------------------------------
   Shares      8)   Shared Voting Power:  --
Beneficially
  Owned by
    Each       -----------------------------------------------------------------
  Reporting    9)   Sole Dispositive Power:   10,519,419 (49.98%)
Person With:

               -----------------------------------------------------------------
               10)  Shared Dispositive Power:   --


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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     13,149,274 shares (62.48%)
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)            |_|


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13)  Percent of Class Represented by Amount in Row (11):  62.48%


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14)  Type of Reporting Person:

     PN
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

ITEM 1.  SECURITY AND ISSUER.

         This statement is filed in connection with 13,149,274 of the common shares, $0.01 par value (the "Common Stock"), issued by The UniMark Group, Inc., a Texas corporation ("UniMark"), with its principal offices located at UniMark House, 124 McMakin Road, Bartonville, Texas, 76226.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Cardinal-UniMark Investors, L.P., a Delaware limited partnership ("Cardinal-UniMark"). The principal offices of Cardinal-UniMark are located at 311 South Wacker Drive, Suite 5500, Chicago, Illinois and its principal business is to own its 10,519,419 shares of Common Stock. The general partner of Cardinal-UniMark is Cardinal Growth Corp., an Illinois corporation ("Cardinal Growth"), and the control persons of Cardinal Growth Corp. are Joseph McInerney and Robert Bobb, both of whom are citizens of the United States. The business address of Cardinal Growth, Joseph McInerney and Robert Bobb is the same as that of Cardinal-UniMark.

         None of Cardinal-UniMark, its general partner, Cardinal Growth, Joseph McInerney or Robert Bobb have, within the last five years, been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Purchase Agreement (the "Purchase Agreement") dated as of July 6, 2004 between Cardinal UniMark and Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation ("MSIF"), Cardinal-UniMark acquired beneficial ownership of 10,519,419 (49.98%) of the Common Stock from MSIF in exchange for a consideration of $0.40 per share of Common Stock, or a total purchase price equal to $4,207,765.

         The total purchase consideration was paid in one lump sum by wire transfer from Cardinal-UniMark to MSIF. Cardinal-UniMark obtained the funds used as purchase consideration from capital contributions made by its general and limited partners.

         Cardinal-UniMark concurrently acquired beneficial ownership of 2,629,855 (12.50%) shares of Common Stock directly owned by Madera LLC, a Delaware limited liability company ("Madera"), by entering into a Shareholders Agreement dated as of July 6, 2004 with Madera (the "Shareholders Agreement"), whereunder Cardinal-UniMark has the sole power to direct the voting of the 2,629,855 shares owned by Madera (the "Madera UniMark shares").


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition by Cardinal-UniMark of the beneficial ownership of (i) 10,519,419 (49.98%) shares of Common Stock pursuant to the Purchase Agreement and (ii) 2,629,855 (12.50%) shares of Common Stock pursuant to the Shareholders Agreement is to control UniMark. Cardinal-UniMark will consider various options with respect to UniMark's assets and operations with the objective of maximizing shareholder value. Pursuant to the Purchase Agreement, on July 6, 2004, director Iain Aitken resigned from the board of directors. The vacancy created by Mr. Aitken's resignation has not yet been filled.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Cardinal-UniMark beneficially owns (a) 10,519,419 (49.98%) shares of Common Stock pursuant to the Purchase Agreement and (b) an additional 2,629,855 (12.50%) shares of Common Stock pursuant to the Shareholders Agreement. Consequently, Cardinal-UniMark has beneficial ownership of a total of 13,149,274 (62.48%) shares of Common Stock.

         (b) Cardinal-UniMark has the power to direct the vote of 13,149,274 (62.48%) shares of Common Stock, which amount includes its total beneficial share ownership in UniMark as well as those shares directly owned by Madera. Of its total beneficial share ownership, Cardinal-UniMark has sole dispositive control over the 10,519,419 (49.98%) shares of Common Stock that it acquired pursuant to the Purchase Agreement. While Cardinal-UniMark has the power to direct the vote of the 2,629,855 (12.50%) shares of Common Stock directly owned by Madera, Madera retains sole dispositive control over these shares of Common Stock.

         (c) On July 6, 2004, Cardinal-UniMark acquired (i) beneficial ownership of 10,519,419 (49.98%) shares of Common Stock from MSIF by an acquisition of the shares in exchange for cash pursuant to the Purchase Agreement and (ii) beneficial ownership of 2,629,855 (12.50%) shares of Common Stock under the Shareholders Agreement, pursuant to which Cardinal-UniMark has the right to direct the voting of such shares. MSIF owned 80% of M&M Nominee LLC, a Delaware limited liability company ("M&M"), and sold its pro rata interest in the Common Stock owned by M&M to Cardinal-UniMark pursuant to the Purchase Agreement.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are two contracts which define arrangements with respect to the acquisition by Cardinal-UniMark of the 13,149,274 (62.48%) shares of Common Stock described in this filing: (i) the Shareholders Agreement and (ii) the Agreement of Limited Partnership of Cardinal-UniMark Investors, L.P., dated June 28, 2004 (the "Limited Partnership Agreement").

         The Shareholders Agreement provides:

         (i) From July 6, 2004 until the earliest of (a) 18 months from July 6, 2004, (b) the sale of the Madera UniMark shares or (c) the date on which Madera fails to exercise its right to sell its shares along with a sale of shares by Cardinal-UniMark (the "Put Option Period"), Madera is entitled to contribute its 2,629,855 UniMark shares to Cardinal-UniMark in exchange for a limited partnership interest in Cardinal-UniMark (the "Put Option").

         (ii) From July 6, 2004 until the expiration of the Put Option Period, Cardinal-UniMark has the right to request from Madera a proxy to vote any or all of the Madera UniMark shares at any time that a vote of UniMark shareholders is required. Madera, however, shall not be obligated to grant such proxy to Cardinal-UniMark in the event that the voting of the Madera UniMark shares by Cardinal-UniMark would impact the Madera UniMark shares in a different and adverse manner than Cardinal-UniMark's shares or would directly and adversely affect the liquidity of the Common Stock.

         (iii) Madera must notify Cardinal-UniMark of its intent to transfer any of the Madera UniMark shares. Upon such notification, Cardinal-UniMark has the right to offer to purchase either all or part of such Madera UniMark shares for so long as Madera owns them.

         (iv) Cardinal-UniMark must notify Madera of its intent to transfer any of its shares of Common Stock. Upon such notification, Madera has the right to participate with Cardinal-UniMark in such transfer. If Madera so elects to participate in such transfer, the maximum amount of shares of Common Stock which may be transferred by either Cardinal-UniMark or Madera in such a transaction would be equal to the proportion of shares of Common

Stock owned by either Cardinal-UniMark or Madera, respectively, multiplied by the amount of shares of Common Stock Cardinal-UniMark originally intended to transfer as reported in the Cardinal-UniMark notice to Madera.

         The Limited Partnership Agreement provides:

         (i) Cardinal-UniMark was organized to acquire 10,519,412 shares of Common Stock and to engage in activiities related or incidental to ownership of the shares; it has no other purpose. In the event that all or substantially all of the 10,519,412 shares of Common Stock are sold, Cardinal-UniMark shall dissolve and commence winding up.

         (ii) All limited partners are to receive distributions, if any, received by Cardinal-UniMark in connection with its holdings of 10,519,412 shares of Common Stock.

         (iii) The general partner has the authority to vote the shares of UniMark and to dispose of any or all of them without a vote of the limited partners.

         The foregoing descriptions of the Shareholders Agreement and the Limited Partnership Agreement do not purport to be complete and are qualified in their entirety by the terms of such documents, which are incorporated by reference to this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement dated July 6, 2004 by and among Cardinal-UniMark Investors, L.P. and Mexico Strategic Investment Fund, Ltd.

Exhibit 2 Shareholders Agreement dated July 6, 2004 by and among Cardinal-UniMark Investors, L.P. and Madera LLC.

Exhibit 3 Agreement of Limited Partnership of Cardinal-UniMark Investors, L.P. dated June 28, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: July 6, 2004                CARDINAL-UNIMARK INVESTORS, L.P.

                                   By Cardinal Growth Corp., its General Partner



                                   By: /s/ Joseph McInerney
                                       -----------------------------------------
                                       Joseph McInerney,
                                       its Chief Executive Officer